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SEC FILE NUMBER 000-13660

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Seacoast Banking Corporation of Florida (Retirement Savings Plan for Employees of Seacoast National Bank)

Full Name of Registrant

Former Name if Applicable

815 Colorado Avenue

Address of Principal Executive Office (Street and Number)

Stuart, Florida 34994

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Seacoast Banking Corporation of Florida (the “Company”) maintains the Retirement Savings Plan for Employees of Seacoast National Bank (the “Plan”), which is unable to file its Annual Report on Form 11-K for the fiscal year ended December 31, 2015 (the “Form 11-K”) by the prescribed due date without unreasonable effort or expense. The Plan has experienced unanticipated delays in preparing the Form 11-K, primarily as a result of certain amendments to the Plan that were adopted during the fiscal year. The Retirement Savings Plan Committee expects that it and the Plan’s independent accountants will be able to complete the work described above in time for the Plan to file its Form 11-K no later than the fifteenth calendar day following the prescribed due date, or July 13, 2016.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen A. Fowle Chief Financial Officer	(772)	287-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seacoast Banking Corporation of Florida

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on behalf of the Retirement Savings Plan for Employees of Seacoast National Bank by the undersigned hereunto duly authorized.

Date	June 28, 2016	By:	/s/ Stephen A. Fowle
Stephen A. Fowle
Retirement Savings Plan Committee